vnu

04036271

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 1 3 2004 WASH. D.C. 105

Date	July 14, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated May 18, 2004:

VNU ANNOUNCES NEW APPOINTMENTS IN ITS MARKETING INFORMATION GROUP

With kind regards,
VNU bv

PROCESSED
AUG 17 2004 E
THOMSON FINANCIAL

Rob de Meel
SVP

Dlw 8/17

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands

vnu

Press release

ADR filenumber 82-2876

Date July 14, 2004

VNU ANNOUNCES NEW APPOINTMENTS IN ITS MARKETING INFORMATION GROUP

- **ACNielsen COO to head European business**
- **New head of VNU Advisory Services named**

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced a series of management changes in its Marketing Information group.

Among the changes, Frank Martell, COO of ACNielsen, will take on additional responsibility for ACNielsen Europe as President and Chief Executive Officer of that regional business. He will continue to report to Steve Schmidt, President and CEO of ACNielsen.

"Frank Martell is assuming leadership of ACNielsen Europe at a critical juncture in the evolution of this business," said Rob van den Bergh, Chairman and CEO of VNU, and head of the company's Marketing Information group. "Our new European data factory began initial operation in mid-June, and we are about to begin the lengthy and complex process of transitioning clients to our new Web-enabled services there. This initiative will bring tremendous new capabilities to the marketplace, and will drive the long-term growth of ACNielsen and our Marketing Information group. Frank brings strong leadership and a proven track record over many years with ACNielsen to his expanded role, and I am confident he will lead a successful transition to our new business model in Europe."

With Martell focusing more of his time on the European business, Schmidt will assume from Martell direct accountability for ACNielsen's Latin America and Asia Pacific regions, along with its global finance function and Project Atlas, a major business improvement program. Martell will retain accountability for ACNielsen's Emerging Markets region, global Customized Research, and global Operations and Information Technology. He will relocate from New York to ACNielsen's European headquarters in Wavre, Belgium.

Changes in Advisory Services announced

In a separate development, VNU announced that **Steve Wilson** has been appointed President and CEO of VNU Advisory Services, succeeding Brian Chadbourne, who has elected to take early retirement. Wilson will report directly to Van den Bergh, and become a member of the VNU Marketing Information Board.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

Press release

"Brian Chadbourne has led a team that has made great strides in developing our VNU Advisory Services business, including the creation of new integrated services and a new 'One-VNU' client service model," said Van den Bergh. "I am grateful for his contributions, and confident that our experienced leadership team will ensure that this important work continues. Long term, we expect VNU Advisory Services to deliver tremendous value to our clients."

In his new role, Wilson, previously group President, VNU Advisory Services, will be directly accountable for the performance of BASES, Spectra, Claritas and HCI – the four units that are part of VNU Advisory Services – and will assume leadership of VNU's global relationships with Procter & Gamble, Kraft Foods and other clients.

VNU also announced that **Joe Willke**, President of BASES, will take on an expanded role overseeing the development and implementation of a strategic framework for VNU Advisory Services. Willke will retain responsibility for the group's Modeling & Analytical Services business unit, and will be accountable to Wilson in his expanded role.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00